H.B. Fuller Company	Correspondence to:
Law Department	P.O. Box 64683
1200 Willow Lake Boulevard	St. Paul, Minnesota 55164-0683
St. Paul, Minnesota 55110-5101
Phone: (651) 236-5867/Fax: (651) 355-9376

May 14, 2018	Via EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549

Attention:        Mr. Terrence O’Brien, Accounting Branch Chief

Re:	H.B. Fuller Company
Form 10-K for the Fiscal Year Ended December 2, 2017 Form 8-K Filed March 29, 2018 File No. 1-9225

Dear Mr. O’Brien:

H.B. Fuller Company (the “Company” or “we”) is in receipt of your letter dated May 1, 2018 regarding the above-referenced filings. Since we received the letter only this week and will need additional time to compile the requested information, we hereby request an extension to file our response to your letter. We propose to file our response via EDGAR on or before May 29, 2018. Please contact me if our proposed response filing date is not acceptable. Thank you.

Sincerely,

/s/ Timothy J. Keenan

Timothy J. Keenan

Vice President and General Counsel

cc:     Mr. John Corkrean